

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Fredrik Nihlén
Interim Chief Executive Officer
Neonode Inc.
2880 Zanker Rd.
San Jose, CA, 95134

   Re: Neonode Inc.
     Registration Statement on Form S-3
     Filed May 9, 2024
     File No. 333-279252

Dear Fredrik Nihlén:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Patrick Fullem at 202-551-8337 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Michael S. Lee, Esq.